ALTAMIRA THERAPEUTICS LTD.
CLARENDON HOUSE
2 CHURCH STREET
HAMILTON HM11
BERMUDA

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on 02/15/2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

	For	Against	Abstain
1. To increase the authorised share capital of the Company from CHF 1,400,000 divided into 5,000,000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each to CHF 5,400,000 divided into 25,000,000 common shares of CHF 0.20 each and 20,000,000 preference shares of CHF 0.02 each, by the creation of an additional 20,000,000 common shares of CHF 0.20 each ranking pari-passu with the existing common shares of the Company.	☐	☐	☐

NOTE: In their discretion, the persons appointed as proxies are authorised to vote upon such other business as may properly come before the meeting, or at any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000587547_1 R1.0.0.3

Important Notice Regarding the Availability of Proxy Materials for the Special General Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

ALTAMIRA THERAPEUTICS LTD.
Special General Meeting of Shareholders
February 17, 2023 8:30 AM local Bermuda time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Guy Cooper, Andrew Barnes and Kathleen McBeath, or any of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy card, all of the common shares of ALTAMIRA THERAPEUTICS LTD. that the shareholder(s) is/are entitled to vote at the Special General Meeting of Shareholders to be held at 8:30 AM local Bermuda time on February 17, 2023, at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the above named persons as proxies, in any other business that may properly come before the meeting or at any adjournment or postponement thereof.

Continued and to be signed on reverse side

0000587547_2 R1.0.0.3